Exhibit T3E.7
Vitro Announces the Upcoming Filing of its Concurso Plan, the
Expiration of its Tender Offer and the Extension of the Expiration
Time for its Exchange Offer and Consent Solicitation
San Pedro Garza García, Nuevo León, México, December 8, 2010 — Vitro S.A.B. de C.V. (BMV: VITROA) announced today the upcoming filing of its Concurso Plan, the expiration of its cash tender offer conducted as a modified Dutch auction (the “Tender Offer”) in respect of its outstanding senior notes (“Old Notes”) and the extension of the expiration time for its exchange offer and consent solicitation (the “Exchange Offer and Consent Solicitation”). Both the Tender Offer and the Exchange Offer and Consent Solicitation apply to all three series of Vitro’s outstanding Old Notes, which are described in the following table:

		Outstanding
		Principal
Series of Senior Notes	CUSIP No.	Amount
8.625% Senior Notes due 2012	92851RAC1; P98100AA1	$300,000,000
11.75% Senior Notes due 2013	92851FAD5; P98022AB5	$216,000,000
9.125% Senior Notes due 2017	92851RAD9; P98100AB9	$700,000,000
The Tender Offer and the Exchange Offer and Consent Solicitation have been conducted in contemplation of, and as a step towards, restructuring Vitro’s outstanding debt through an in-court proceeding under the insolvency law of Mexico pursuant to its pre-packaged Concurso Plan, which Vitro expects to be filing with the relevant Mexican Federal Court no later than December 16, 2010.
Results of the Tender Offer and the Exchange Offer and Consent Solicitation
The Tender Offer expired at 5:00 p.m., New York City time, on December 7, 2010 (the “Tender Offer Expiration Time”). Vitro and its wholly-owned subsidiary Administración de Inmuebles Vitro, S.A. de C.V. (“AIV”) have been advised by the depositary that, as of the Tender Offer Expiration Time, approximately US$44 million in aggregate principal amount of Old Notes had been tendered pursuant to the Tender Offer. The clearing price applicable to the Old Notes tendered pursuant to the Tender Offer is US$575 per $1,000 principal amount of Old Notes. Pursuant to the terms of the Tender Offer, Vitro and AIV will accept all of the Old Notes tendered pursuant to the Tender Offer. On the settlement date for the Tender Offer, which is expected to be December 10, 2010, Vitro and AIV will cause participating holders whose Old Notes were accepted pursuant to the Tender Offer to receive the Tender Offer consideration.

Consents obtained through the Exchange Offer and Consent Solicitation, together with consents obtained through lock-up agreements, represent approximately 32% of the Restructured Debt. At this time, Vitro has accepted all Old Notes validly submitted pursuant to the Exchange Offer and Consent Solicitation.
Upcoming Filing of Concurso Plan and Extension of the Exchange Offer and Consent Solicitation
Upcoming Filing of Concurso Plan
Vitro has the requisite majority, among debt controlled by Vitro, debt subject to lock-up agreements and consents received through the Exchange Offer and Consent Solicitation, to accomplish a prearranged concurso mercantil pursuant to the terms of the pre-packaged Concurso Plan included in the Solicitation Statement, and will proceed with the filing of such Concurso Plan no later than December 16, 2010.
Notwithstanding the various baseless allegations made in the press and circulating in the market relating to certain legal aspects of Vitro’s proposed restructuring and pre-packaged insolvency process in Mexico, Vitro’s Concurso Plan has been prepared and negotiated with the advice and approval of some of the leading insolvency law practitioners in Mexico. Accordingly, Vitro and its advisors are fully confident that any challenges that may be brought against its Concurso Plan based on these baseless allegations will be discredited and set aside by the relevant Mexican court and that Vitro’s Concurso Plan will be approved by the Mexican court.
Consistent with Mexican insolvency law, following the new expiration time for the exchange offer (as described below), additional creditors will still be able to voluntarily consent to the Concurso Plan and enter into lock-up agreements with Vitro but will not be entitled to receive a consent payment in respect of their participation in the Concurso Plan. At the request of certain participating holders, Vitro is also exploring the possibility under Mexican insolvency law of providing in the Concurso Plan that costs and expenses incurred by Vitro in defending against baseless litigation commenced by certain dissident bondholders will be deducted from the consideration that such litigating bondholders would otherwise stand to receive under the terms of the Concurso Plan.

Extension of Expiration Time for Exchange Offer and Consent Solicitation
Given that Vitro is finalizing discussions for potential lock-up arrangements with at least two significant creditors and that certain holders of Old Notes have continued to request additional time to fully complete their technical holder documentation required to participate under the Exchange Offer and Consent Solicitation, Vitro is extending the expiration time for its Exchange Offer and Consent Solicitation in order to finalize such potential lock-up arrangements and allow such holders of Old Notes to fully complete their necessary technical holder documentation and participate in the Exchange Offer and Consent Solicitation (and receive the related consent payments). The Exchange Offer and Consent Solicitation were previously scheduled to expire at 5:00 p.m., New York City time, on December 7, 2010 (the “Original Exchange Offer Expiration Time”). Vitro is extending the expiration time solely for the Exchange Offer and Consent Solicitation to 5:00 p.m., New York City time, on December 21, 2010 (the “New Exchange Offer Expiration Time”). Holders who have previously submitted their Old Notes for exchange and provided consents to the Exchange Offer and Consent Solicitation will not be able to withdraw their tendered Old Notes or revoke their consents as provided in the Solicitation Statement. Vitro does not intend to extend the expiration time of the Exchange Offer and Consent Solicitation beyond the New Exchange Offer Expiration Time.
Notwithstanding the extension of the expiration time for the Exchange Offer and Consent Solicitation, no later than December 13, 2010 the Payment Trust will make a partial consent payment in an amount of 5% of the aggregate principal amount of Old Notes for which consents were validly provided as of the Original Exchange Offer Expiration Time to the holders of such validly tendered Old Notes. No later than December 28,

2010, the Payment Trust will make an additional consent payment of 5% of the aggregate principal amount of additional Old Notes for which consents are validly provided by the New Exchange Offer Expiration Time to the holders of such additional Old Notes. In addition, as provided in the Solicitation Statement, the Payment Trust will calculate the pro rata amount of the remaining consent payment (up to 10% of the aggregate principal amount of the Old Notes of each participating holder) and will make a consent payment in such pro rata amounts to each participating holders no later than December 28, 2010. Thus, based on the amount available in the Payment Trust for the payment of these consent payments, in the event that all participating holders who provide their consent in respect of their Old Notes by the New Exchange Offer Expiration Time (including those who provided their consents by the Original Exchange Offer Expiration Time) represent 50% or less of the Restructured Debt, then all such participating holders will receive, in aggregate, a total consent payment of 10% of the aggregate principal amount of the Old Notes for which they provided consents to the Exchange Offer and Consent Solicitation.
Vitro encourages all holders to objectively analyze the terms of the Exchange Offer and Consent Solicitation, including the consent payments described above, and to consult with their respective legal and financial advisors or with the independent legal and financial advisors that Vitro appointed to respond to inquiries from, and act on behalf of, holders who may wish to consult them in matters relating to the Exchange Offer and Consent Solicitation.
Further Information
D.F. King & Co., Inc. will continue to act as the depositary for the Tender Offer and information and exchange agent for the Exchange Offer and Consent Solicitation for holders of Old Notes. Questions regarding the Tender Offer and Exchange Offer and Consent Solicitation and requests for additional copies of the Tender Offer and Exchange Offer and Consent Solicitation materials may be directed to D.F. King & Co., Inc. at (800) 431-9633 (toll free) or (212) 269-5550 (bankers and brokers). Holders of restructured debt other than the Old Notes may contact Vitro at +52 (81) 8863-1731 (attn: Carlos Garza).
This press release does not constitute an offer to purchase or the solicitation of an offer to sell the Old Notes. It also does not constitute an offer to sell or the solicitation of an offer to buy the new notes. There shall not be any such offers or solicitations, or purchases or sales, in any jurisdiction in which such offers, solicitations, purchases or sales would be unlawful. The Tender Offer and Exchange Offer and Consent Solicitation are being made solely pursuant to the tender offer and exchange offer and consent solicitation statement dated November 1, 2010, as supplemented.
Vitro, S.A.B. de C.V. (BMV: VITROA), is the leading glass manufacturer in Mexico and one of the largest glass manufacturers in the world backed by more than 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industries. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees and of the communities in which we operate by generating employment and economic prosperity based on our focus on quality and continuous improvement, as well as through our ongoing efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in 10 countries in the Americas and Europe with products that can be found throughout all around the world. For more information Vitro’s website can be accessed at: http://www.vitro.com
This announcement contains statements about future events regarding Vitro, S.A.B. de C.V. and its subsidiaries. While Vitro believes that forward-looking statements are based on reasonable assumptions, all such statements reflect Vitro’s current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in this press release. Many factors could cause Vitro’s actual results, performance or achievements to be materially different from anticipated future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, completion of the offers described above or the Concurso Plan on the basis described, or at all, is uncertain. Vitro does not assume any obligation to, and will not, update these forward-looking statements.
For further information, please contact:

Investor Relations	U.S. agency	Media Relations
Adrian Meouchi / Carlos Garza	Susan Borinelli / Barbara Cano	Albert Chico/ Roberto Riva Palacio
Vitro S.A.B. de C.V.	Breakstone Group	Vitro, S.A.B. de C.V.
+ (52) 81-8863-1765 / 1730	(646) 330-5907	+ (52) 81-8863-1661/ 1689
ameouchi@vitro.com	sborinelli@breakstone-group.com	achico@vitro.com
cgarza@vitro.com	bcano@breakstone-group.com	rriva@vitro.com